Exhibit 99.119

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Quipt Home Medical Corp.

The undersigned hereby consents to the inclusion or incorporation by reference into this Registration Statement on Form 40-F (the “Form 40-F”) of Quipt Home Medical Corp. (formerly, Protech Home Medical Corp.) (the "Company") being filed with the United States Securities and Exchange Commission, and any amendments thereto, of:

1.	its report, dated January 31, 2021, on the consolidated statements of financial position as at September 30, 2020 and September 30, 2019, and the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years then ended; and
2.	its report, dated January 28, 2020, on the consolidated statements of financial position as at September 30, 2019 and September 30, 2018, and the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years then ended.

The undersigned further consents to reference of the undersigned's name in the Form 40-F, in the Annual Information Form of the Company for the fiscal year ended September 30, 2020 and the Annual Information Form of the Company for the fiscal year ended September 30, 2019 included in or incorporated by reference into the Form 40-F.

Toronto, Ontario	Chartered Professional Accountants
May 14, 2021	Licensed Public Accountants